

March 14, 2011

Mr. Lei Yu
Chief Executive Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

> **RE:** **Home System Group**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 29, 2010, as amended**
>
> **File No. 000-49770**

Dear Mr. Yu:

We have reviewed your response letter dated February 17, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Our Business, page 1

1.   We note your response to comments one, three, four and six from our letter dated January 10, 2011. Please confirm that you will disclose the substance of your responses in your future filings.

Item 7. Management's Discussion and Analysis…, page 8

Liquidity and Capital Resources, page 11

2.   We note your response to comment five from our letter dated January 10, 2011. In future filings, please disclose the following:
   - The business of Simple Hong Kong Investment and Management Limited;
   - What relationship Simple Hong Kong and its affiliates have with the company or any of the company's affiliates;
   - Why Simple Hong Kong would provide unsecured loans at no interest;
   - Whether Simple Hong Kong, its affiliates or any third parties receive any benefits for providing the loans;
   - How the terms of the loans with Simple Hong Kong are determined;
   - Why the loan agreement with Cheung Kinwai refers to the terms of a personal loan agreement between Cheung Kinwai and Industrial and Commerical Bank of China;
   - Why the payment by Simple Hong Kong and Cheung Kinwai of your expenses does not require them to submit the same documentation to SAFE that you would have to submit yourself;
   - How the terms for equity repayment of the loans with Simple Hong Kong and Cheung Kinwai are determined and the extent to which you have repaid the loans in cash versus equity. In this regard, we note your disclosure that, on April 1, 2010, the company entered into Debt for Equity Conversion Agreements with various debt holders who converted certain loans into common shares at a share price of $3.50 per share. We also note that this share price was at an almost 15% discount to the April 9, 2010 closing price of $4.15 per share;
   - The fact that you are dependent upon Simple Hong Kong and Cheung Kinwai for the timing and payment of your U.S. dollar denominated expenses and the risks to the company of such a dependence.

   Provide us with your proposed disclosure. Also provide us with copies of the promissory notes and any other agreements relating to the loans provided by Simple Hong Kong, including any Debt for Equity Conversion Agreements, as well as copies of the loan agreement with Cheung Kinwai.

Please file all correspondence over EDGAR. You may contact Michael Henderson at (202) 551-3364 or Terry French, Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ryan Nail, Esq.
       The Crone Law Group

       Facsimile: (415) 955-8910